Contact

www.linkedin.com/in/reddy-patakota-05ba881 (LinkedIn)

Top Skills

Java

Agile Methodologies

SDLC

Reddy Patakota

Sr. Manager - IT at Ulta Beauty

Livermore, California, United States

Experience

Ulta Beauty

Sr. Manager - IT

April 2019 - Present (4 years 9 months)

Greater Chicago Area

kohl's

Software Engineering Manager

September 2016 - 2017 (1 year)

San Francisco Bay Area

Oracle

Technical Manager

November 2012 - September 2016 (3 years 11 months)

San Francisco Bay Area

RedPrairie

Sr. Project Leader

June 2011 - November 2012 (1 year 6 months)

Sephora USA, Inc.

Sr. Applications Architect

March 2007 - June 2011 (4 years 4 months)

Gymboree Corporation

Sr. Software Engineer

2005 - 2007 (2 years)

Blue Martini Software

Sr Software Engineer

March 2001 - June 2005 (4 years 4 months)

IPEX

consultant

1999 - 2001 (2 years)

Neforma
Software engineer - consultant
1999 - 2001 (2 years)

Education

Birla Institute of Technology and Science, Pilani
M.S, Software Systems

GIOE